SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2010

Commission File Number: 000-21742

Acergy S.A.
(Translation of registrant’s name into English)

200 Hammersmith Road London, W6 7DL England
(Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

           Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

   Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

           Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

   If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Attached herewith as Exhibit 99.1 is a press release, dated September 28, 2010, whereby Acergy S.A. (the “Company”) announced that anti-trust clearance has been granted from the relevant U.S. and Norwegian authorities for the proposed combination (the “Combination”) with Subsea 7 Inc. (“Subsea 7”).

On August 9, 2010 the Company and Subsea 7 submitted their respective applications to the U.S. Federal Trade Commission and the Anti-trust Division of the U.S. Department of Justice. On September 8, 2010, the waiting period in connection with the application was terminated, at which point the Combination was cleared by the relevant U.S. authorities.

On September 6, 2010, the Company and Subsea 7 submitted a notification to the Norwegian Competition Authority. On September 28, 2010 unconditional clearance was issued.

Completion is currently anticipated for January 2011 subject to shareholder approvals and other customary completion conditions, as outlined in the prospectus dated September 21, 2010.

The information set forth above shall be deemed to be incorporated by reference into the prospectuses forming a part of our Registration Statements on Form S-8 (No. 33-85168, No. 333-09292, No. 333-74321, No. 333-124983, No. 333-124997 and No. 333-166574) and our Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof.  The attached press release shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements set forth above and contained in the press release furnished pursuant to this Form 6-K may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  These statements include, but are not limited to, statements as to the date of completion and the other customary completion conditions.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to the integration of the Company and Subsea 7 and our ability to achieve benefits therefrom; unanticipated delays, costs and difficulties related to the combination transaction, including satisfaction of closing conditions; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programs; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

This communication does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of Subsea 7 or Acergy.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACERGY S.A.

Date: September 28, 2010	By:	/s/ Simon Crowe
		Name:	Simon Crowe
		Title:	Chief Financial Officer